

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2018

Mail Stop 4631

<u>Via E-mail</u>
Mr. Steven F. Nicola
Chief Financial Officer
Matthews International Corporation
Two Northshore Center
Pittsburgh, PA 15212

    Re: Matthews International Corporation
           Form 10-K for Fiscal Year Ended September 30, 2017
           Filed November 21, 2017
           File No. 0-09115

Dear Mr. Nicola

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Terence O'Brien

      Terence O'Brien
      Accounting Branch Chief
      Office of Manufacturing and
      Construction